

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2017

T. Greenlee Flanagin
President
Security Land & Development Corporation
2816 Broad Street, 7th Floor
Augusta, GA 30901

 Re: Security Land & Development Corporation
 Schedule TO-I
 Schedule 13E-3
 Filed February 8, 2017
 File No. 005-44752

Dear Mr. Flanagin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase for Cash.

Schedule TO

Offer to Purchase for Cash

General

1. We note that the offer is subject to a Financing Condition. Generally, when an offer is not financed, or when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended

so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Summary Term Sheet, page 1

2. Include a section here summarizing the section on page 18 discussing the interests of corporate insiders in this going private transaction.

3. To the extent that you add corporate insiders as filers on the Schedule 13E-3 in response to these comments, provide the disclosure required by Instruction 3 to Item 1013(d) of Regulation M-A here and in the appropriate section later in the disclosure document disseminated to shareholders.

Who will be the majority stockholders after the completion of the Offer?, page 2

4. The disclosure here states that "it is likely that the Flanagin family will own a majority of our stock after the Offer." Please reconcile this equivocal statement with the disclosure later in the offer materials (on pages 18-19) showing the future equity stake of the Flanagin Family assuming different participation levels in the offer, given that the Flanagins have stated they will not tender.

Section 2. Fairness of the Offer, page 9

5. Please expand your disclosure of the fairness determination to address each of the factors listed in Instruction 2 to Item 1014 or explain in detail why the factor(s) were not deemed material or relevant or were considered but given little weight in the context of this transaction (and why).

6. Quantify to the extent possible the anticipated reduction in costs of compliance with Exchange Act rules that you assert could increase shareholder value if you can deregister the shares after this offer.

7. Please revise your disclosure here, to clarify as you do elsewhere in the Offer to Purchase for Cash, that a majority of the board of directors that approved this transaction do not intend to tender any of the shares they own. In this regard, we note the absence of the safeguard in Item 1014(d) and your disclosure that the offer is procedurally fair to unaffiliated stockholders, in part, due to the "same financial effects of the Offer on affiliated and unaffiliated stockholders".

Section 3. No Fairness Opinion of Financial Advisor, page 10

8. Explain why you elected not to engage a fairness advisor to assess the fair value of the shares, given the limited liquidity and lack of trading market.

Section 5. Effects of the Offer, page 12

9. Explain the reasons for structure and in particular the timing of this offer. See Item 1013(c) of Regulation M-A.

10. If you considered alternative transaction structures, please explain why they were rejected in favor of this issuer tender offer. If you did not consider alternative types of transactions, explain why not. See Item 1013(b) of Regulation M-A.

Section 13. Source and Amount of Funds, page 20

11. Pease revise to disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plan falls through. If no such arrangements exist, please revise to so state. Refer to Item 1007(b) of Regulation M-A.

12. Please revise to disclose a summary of the expected interest rate of the credit facility. Refer to item 1007(d)(1) of Regulation M-A.

Appendix A, page 33

13. Please revise the information in the column titled "Last Five Years Business Experience" of the table on page 33, to include the start and end date of each position held during the past five years. Refer to Item 1003(c)(2) of Regulation M-A.

Schedule 13E-3

General

14. We note that members of the Flanagin Family serve as officers and directors of the company and collectively own 44.7% of the shares before the offer. That percentage would increase to 59% if one-half of the shares subject to the offer are purchased in the offer, and could increase even further with greater participation. We also note that the shares for which the offer is made represent 100% of the shares not owned by the Flanagin Family (who have announced they will not tender into the offer) and other outsiders. Given these facts, please provide your analysis as to whether members of the Flanagin Family should be included as filers on the Schedule 13E-3. Alternatively, add such individuals as filers and provide the disclosure required by the Schedule as to each. We direct your attention to Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division´s Compliance and Disclosure Interpretations, publicly available at our website at www.sec.gov in your analysis.

15. See our last comment above. Revise the offer to purchase to include a "Background" section that discusses the deliberations leading up to and the decision-making process

regarding the determination to proceed with the offer, including but not limited to the analysis as to whether or not to engage a fairness advisor.

16. The Background section requested in our last comment should specifically discuss how you arrived at the offer price, given the lack of trading market, liquidity and the decision not to engage a fairness advisor for this offer.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer López, Attorney-Adviser, at (202) 551-3792, or me at (202) 551-3263 for any questions.

Sincerely,

/s/ Jennifer López *for*

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Mark S. Burgreen, Esq.
        Hull Barrett, PC